SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

September 16, 2016

VIA EDGAR

Edward Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business Development Corporation of America

Preliminary Proxy Statement

File No. 814-00821

Dear Mr. Bartz:

On behalf of Business Development Corporation of America (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on September 9, 2016 with respect to the Company’s preliminary proxy statement (the “Proxy Statement”), filed on September 2, 2016 (File No. 814-00821). The Staff’s comments are set forth below and are followed by the Company’s responses.

Terms used but not defined herein have the meaning ascribed to them in the Proxy Statement.

Comments

1.	On page 2, with respect to the question entitled “What is the Transaction?” in the Question and Answer section, please confirm supplementally to the Staff whether the change of control of the Adviser will result in any payment of a capital gains incentive fee or any other fee under the investment advisory agreement?

Response: The Company confirms that the change of control of the Adviser will not result in any payment of a capital gains incentive fee or any other fee under the investment advisory agreement.

Atlanta	Austin	Houston	NEW YORK	SACRAMENTO	Washington DC

Edward Bartz, Esq.

September 16, 2016

2.	Please provide information regarding the independent director nominee.

Response: The Company has revised the disclosure accordingly.

3.	Please include a description of the new language on page 51 in Section 1(c) of the New Advisory Agreement within the description of the New Advisory Agreement in Proposal 1.

Response: The Company has revised the disclosure accordingly.

*          *          *

In connection with the submission of our responses, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	James A. Tanaka, Esq.
Lisa A. Morgan, Esq.